UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

GLOBALTECH CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value per share

(Titles of Class of Securities)

37892L106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Rhonda Ahmad Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,219,860
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,219,860

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,219,860
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
12	TYPE OF REPORTING PERSON OO

* All percentages are based on 139,763,391 shares of Common Stock outstanding as of July 15, 2024, as confirmed by the Issuer’s transfer agent on such date.

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1	NAME OF REPORTING PERSON Rhonda Ahmad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,219,860(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,219,860(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,219,860(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%*
12	TYPE OF REPORTING PERSON IN

* All percentages are based on 139,763,391 shares of Common Stock outstanding as of July 15, 2024, as confirmed by the Issuer’s transfer agent on such date.

(1) Represents 9,219,860 shares of Common Stock held by the Rhonda Ahmad Irrevocable Trust (the “Trust”), which is controlled by Rhonda Ahmad, due to her position as Trustee of the Trust. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Ms. Ahmad may be deemed to beneficially own the shares beneficially owned by the Trust.

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Item 1(a). Name of Issuer:

GlobalTech Corporation, a Nevada corporation (the “Issuer” or the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

3550 Barron Way Suite 13a, Reno, Nevada 89511.

Item 2(a). Name of Person Filing:

This Statement is being filed by the Rhonda Ahmad Irrevocable Trust and Rhonda Ahmad, an individual, collectively, the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

13495 S Hills Dr, Reno, Nevada 89511.

Item 2(c). Citizenship:

See responses to Item 4 on the cover pages.

Item 2(d). Title of Classes of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e). CUSIP Number:

The Common Stock CUSIP Number is 37892L106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

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(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2024	Rhonda Ahmad Irrevocable Trust

/s/ Rhonda Ahmad
Name: Rhonda Ahmad
Title: Trustee

Date: July 15, 2024	/s/ Rhonda Ahmad
Rhonda Ahmad

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EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that she or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: July 15, 2024	Rhonda Ahmad Irrevocable Trust

/s/ Rhonda Ahmad
Name: Rhonda Ahmad
Title: Trustee

Date: July 15, 2024	/s/ Rhonda Ahmad
Rhonda Ahmad

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